Exhibit 99.1

NICE Voice of Customer Placed First Overall on Frost Radar Growth Index

NICE demonstrates substantial growth driven by digital innovation in customer experience

Hoboken, N.J., February 6, 2023 – NICE (Nasdaq: NICE) today announced top placement in Frost & Sullivan’s Frost Radar Voice of Customer report for 2022. With over 50 global industry participants, NICE was selected based on technology innovation, relevancy, scalability, integration capabilities, ease of use, security, partner networks, and acquisitions. NICE ranked high on Frost’s growth and innovation rating thanks to an expansive range of services that align well with the Company’s voice of customer solutions and continued focus on investments in R&D, predictive and prescriptive real-time analytics, and actionability.

NICE has displayed agility in the market with strategic investments in AI, agent empowerment, digital engagement, and self-service. VoC innovation is exhibited through CXone Feedback Management, providing businesses with the flexibility and control to analyze and act on all types of feedback for an adaptive CX program, Enlighten AI which analyzes customer sentiment and agent behavior, and Interaction Analytics which provides advanced capabilities that can be used with any call recording solution. Ease of use is portrayed with the DEVone program, which allows third-party software providers to integrate with the CXone platform for workforce optimization (WFO) to a full-suite contact center.

“The Frost Radar displays the companies that are instrumental in advancing the industry into the future and we are thrilled to see NICE named first overall in VoC growth,” says, Barry Cooper, President, CX Division, NICE. “Our continued focus on improving the customer experience journey with seamless, digital interactions drives our growth and innovations to provide an exceptional experience for every interaction.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.